UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Date of Report: September 2025

Commission File Number: 001-39368

MAXEON SOLAR TECHNOLOGIES, LTD.

(Exact Name of registrant as specified in its charter)

38 Beach Road #23-11

South Beach Tower

Singapore 189767

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Introductory Note

Appointment and Resignation of Directors

On September 30, 2025, the Board of Directors (the “Board”) of Maxeon Solar Technologies, Ltd (the “Company”) appointed Mr. Bin Zhou to serve as a non-executive director of the Company. Mr. Zhou is a designee of Zhonghuan Singapore Investment and Development Pte. Ltd. (“TZE”), the Company’s controlling shareholder, pursuant to the Shareholders Agreement dated August 26, 2020, as amended and supplemented on June 20, 2024. Mr. Zhou replaces Mr. Wang Yanjun, whose resignation as a director was effective September 30, 2025. Following the resignation of Mr. Wang Yanjun, Mr. Zhou has also been appointed as a member of the Company’s Compensation Committee and Strategy & Transformation Committee.

Mr. Zhou is a seasoned financial and management executive with over 17 years of experience leading strategic growth initiatives for multinational corporations. Since June 2023, he has served as Head of Strategy and Investment at TZE, with responsibility for TZE’s overall corporate development, mergers & acquisitions, and market intelligence. Prior to joining TZE, he played a key role in driving expansion into ASEAN countries for leading payment companies such as Tencent, where from October 2021 to May 2023, he was Regional Director, Strategy & Development based in Singapore, and UnionPay International, where between May 2019 and October 2021, he was Regional Business Development Manager based in Singapore.

Earlier in his career, Mr. Zhou built a strong track record in capital markets on both the buy-side and sell-side, closing significant transactions as senior investment director for Fosun International (HK listed conglomerates) and J.P. Morgan (Global Investment Bank). His expertise spans financial analysis, strategic planning, M&A execution, and investment strategy.

Mr. Zhou holds a Bachelor of Business Administration from the Shanghai University of International Business and Economics and an Executive MBA from the National University of Singapore.

Incorporation by Reference

The information contained in this report is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-248564), Form F-3 (File No. 333-265253), Form F-3 (File No. 333-268309), Form S-8 (File No. 333-277501), Form S-8 (File No. 333-241709) and Form S-8 (File No. 333-283187), each filed with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAXEON SOLAR TECHNOLOGIES, LTD. (Registrant)

September 30, 2025	By:	/s/ Dmitri Hu
Dmitri Hu
Chief Financial Officer